“Building Greater Opportunities
For Profitable and Sustained Growth”
November 2009
Filed by Alesco Financial Inc.
(Commission File No. 333-159661)
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended.
Subject Company: Alesco Financial Inc.

Important Information and Where to Find it
Alesco Financial Inc. (“AFN”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus in connection with the proposed merger with Cohen Brothers, LLC (“Cohen”), which was announced on February 20,
2009. The registration statement has become effective. INVESTORS ARE URGED TO READ THE
PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS
IMPORTANT INFORMATION ABOUT AFN, COHEN AND THE PROPOSED MERGER BETWEEN
THE TWO COMPANIES. A definitive proxy statement/prospectus will be mailed to AFN’s stockholders on or about November 9, 2009. In addition, AFN’s stockholders may obtain the proxy statement/prospectus and all other relevant documents filed by AFN with the SEC free of charge at the
SEC’s website www.sec.gov or from Alesco Financial Inc., Attn: Investor Relations, 2929 Arch Street,
17th Floor, Philadelphia, PA 19104.
AFN and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about AFN’s directors and executive officers and their ownership of AFN’s stock is set forth in the proxy statement/prospectus relating to the merger. Additional information regarding such individuals who may, under the rules of the SEC, be considered to be participants in the solicitation of proxies in connection with the merger is also set forth in the proxy statement/prospectus.

Forward-Looking Statements
This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”.
In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,”
“potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in the Proxy Statement / Prospectus filed with the SEC on Form S-4 on
November 4, 2009, including the following: (a) a decline in general economic conditions or the global financial markets, (b) losses caused by financial or other problems experienced by third parties, (c)
losses due to unidentified or unanticipated risks, (d) a lack of liquidity, i.e., ready access to funds for use in our businesses, and (e) competitive pressure. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents
Page
I. Merger Overview 5
II. Rationale for the Transaction 6
III. Overview of Combined Company 9
IV. Combined Company’s Businesses
A. Capital Markets 14
B. Asset Management 17
V. Financial Summary 18

Merger Overview
Transaction
Valuation and
Consideration
Closing
Stockholder
Approval
• On February 20, 2009, Alesco Financial Inc. (“AFN”) entered into a merger agreement with Cohen & Company (“Cohen”); Cohen is to merge with a subsidiary of AFN
• Combined company will be publicly traded; expect to move listing to NYSE
Amex under symbol “COHN”
• Subject to merger elections, existing AFN shareholders expected to own approximately 56.5% and Cohen members (excluding Daniel Cohen) expected to own approximately 43.5%, of AFN common stock immediately post-
transaction
• Holders of common stock of AFN will continue to hold their shares of AFN
• All stock transaction following 1 for 10 reverse split of AFN shares
• Combined company expected to operate as a C-Corp for tax purposes
•
AFN:
6.0 million AFN shares; following 1 for 10 reverse split of AFN shares
• Cohen Members – excluding Daniel
Cohen:
4.6 million AFN shares;
assuming full conversion of Cohen interests not held by Daniel Cohen
•
Daniel Cohen:
5.0 million units of New Cohen Brothers LLC; Daniel Cohen
not permitted to redeem for three years
• December 2009 (estimated)
• Approval of the transaction by AFN’s stockholders; requires the affirmative vote of a majority of those voting

Rationale: AFN Board’s Considerations
• Credit crisis directly impacted AFN:
– Significantly reducing asset values
– Severely restricting ability to raise new capital
– Preventing the financing of new investments with long-term debt
• Transformation of AFN’s business model was necessary
• After considering various options, including status quo, transaction with third party and liquidation, AFN Board concluded that the merger with Cohen was the best alternative for AFN stockholders
COMBINED COMPANY IS WELL POSITIONED FOR GROWTH & PROFITABILITY

Rationale: AFN Reasons for Merger
• AFN requires additional income to cover its expense base and debt service
– AFN has debt of $76.8 million, annual debt service of $6.2 million, and annual G&A of approximately $8.0 million
– AFN has very little cash flow from existing investments, which alone does not provide return to stockholders
• The proposed merger with Cohen provides access to an operating business with growing net trading revenues and variable cost structure
– Cohen’s net trading (brokerage) revenue is growing rapidly
– Cohen has recurring earnings from existing asset management contracts with controlled expenses
– The transaction will position the combined company to take advantage of unprecedented reshuffling of competitive landscape
• Simplification of balance sheet
– Less investment capital intensive
– Fewer restrictions on investments
• Combined balance sheet solidifies competitive position and sets combined company apart from most smaller competitors
COMBINED COMPANY IS WELL POSITIONED FOR GROWTH & PROFITABILITY

Rationale: AFN Reasons for Merger (continued)
• Cohen has existing platform for asset management contract acquisitions and related recurring revenue
• Cohen has developed contacts and capabilities over the past decade with substantial value
– Relationships with small and mid-sized banks (400+) and insurance companies (150+) that are a potential source of advisory and trading revenue
– Trading relationships with over 200 institutional fixed income managers
– Recently hired over 40 fixed income traders and salespeople with years of experience and relationships in the marketplace
• Insider interests aligned with stockholders through significant management / employee ownership
• AFN internalization of management contract completely aligns interests
• Elimination of AFN related party management fee expenses without incurring significant termination fee under existing management agreement with Cohen
• Cost savings from combining certain support expenses
• Combined company will have primarily a variable compensation cost structure with pay for performance arrangements
COMBINED COMPANY IS WELL POSITIONED FOR GROWTH & PROFITABILITY

Combined Company: Overview
• Two main operating businesses – capital markets and asset management
• Cohen was founded in 1999 and is expected to merge with AFN in December 2009
• AFN is currently publicly traded on the NYSE under the symbol “AFN”; upon completion of the merger, the combined company is expected to trade on the NYSE Amex under the symbol “COHN”
• Headquartered in Philadelphia with additional offices in Boston, Chicago, London, Los Angeles,
New York, Paris, San Francisco, Washington DC, among other locations
• Approximately 130 employees
Capital Markets
• Registered broker/dealer in all 50 states,
Washington DC, and the UK
• Institutional sales and trading
• New issue and advisory services
• Specializing in credit fixed income
securities, including corporate bonds and
mortgage and asset-backed securities
Asset Management
• $16.7 billion in assets under management
as of 10/1/09
– Five SEC-registered investment
advisors and one FSA-regulated
investment advisor
– $453 million in investment funds and
separately managed accounts
– $16.3 billion in structured investment
products
TRANSACTIONAL & MANAGEMENT EXPERTISE IN CREDIT FIXED INCOME ARENA

Combined Company: Key Investment Highlights
COMBINED COMPANY IS FOCUSED ON INCREASING STOCKHOLDER VALUE
• Growing, independent firm specializing in credit-related fixed income investments
• Generating diversified revenue from institutional sales and trading, asset management and principal investing with significant recurring revenue streams from asset management
• Capitalizing on the dislocation of current markets and focusing on serving clients and investors
• Quickly becoming a market leader in the secondary trading of credit-related fixed income investments
• Winning new asset management business (including recent appointment as manager of a certain state retirement system’s mortgage portfolio) and marketing new investment funds
• Disciplined business model with low fixed cost structure as a result of a pay for performance, variable compensation system
• Efficient, scalable operations allow quick expansion into new asset classes without significant incremental cost
• Insider interests aligned with stockholders through significant management and employee ownership
• Pursuing strategic opportunities via acquisition of additional talent and revenue / earnings streams

Combined Company: Diversified, Recurring Revenue Streams
• Diverse asset class expertise in institutional sales and trading includes:
– High grade corporate bonds
– High yield corporate bonds and loans
– Mortgage and asset backed securities
– Collateralized bond and loan obligations
– Commercial mortgage backed securities
– Hybrid capital of financial institutions (trust preferred securities)
– Mortgage loans
• Senior management fees on structured asset management vehicles provide recurring revenue stream; current monthly run-rate approximates $1.3 million
• Manage $16.3 billion of structured investment products
• Focused on growing $495 million (including $42.5 million of capital closed on 11/2/09 in Deep Value
Funds) of net asset value of investment funds and separate accounts
DIVERSIFIED REVENUE BASE PROVIDES STABILITY

Combined Company: Compensation Philosophy for Long-Term
Success
• Compensation structure designed to:
– Attract and retain employees
– Pay for performance
– Provide ownership incentive to align interests with stockholders
• Ownership achieved primarily through grants of unvested Restricted Stock Units (RSUs) and continuing ownership of existing Cohen members
– RSUs vest over period of time and, in certain cases, vesting is based on reaching certain performance targets
– Significant employee ownership of combined company
• Significant portion of both equity and cash compensation is variable and dependent upon performance
• Targeting cash compensation ratio to approximate 60% in any year; however, ratio may rise above 60% during periods of significant hiring
COMPANY CULTURE SUPPORTS STOCKHOLDER VALUE CREATION

Combined Company: Strengths
• Revenues diversified by operating business line and asset class
• New issue, secondary trading, asset management, and principal investing capabilities
• Proven ability to attract new talent, reposition existing talent, and grow company in challenging environment
• Substantial cash
• Minimal debt maturities within the next year
• Management contract rights are valuable off-balance sheet assets
• Low fixed cost structure
• Substantially all fixed cash costs covered by recurring revenue
• 19% non-compensation operating expense ratio in 3Q09 (Cohen, excluding D&A)
Revenue
Diversification
Deep
Experience
Strong
Financial
Position
Streamlined
Cost Structure
POISED TO GROW AS CAPITAL MARKETS IMPROVE

Capital Markets: Becoming a Market Leader in Secondary Trading
of Credit Fixed Income Investments
• Sales and trading professionals have grown from 6 at the beginning of 2008 to over 50 currently
• Riskless trading (brokerage) revenue has increased from $3.2 million in 1Q08 to $11.0 million in
3Q09
• Notional amount of securities traded has grown from $267 million in 1Q08 to $4.2 billion in 3Q09
• Active trading clients have increased from 15 in January 2008 to 122 in September 2009
INCREASING COMPANY FOOTPRINT IN MARKETPLACE
Riskless Trading (Brokerage) Revenue ($ in millions)
$7.0
$0.6
$22.9
$42.5
$-
$5.0
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
$50.0
2006 2007 2008 2009 P

Capital Markets: Using Market Rebuilding to Our Advantage
GAINING MARKET SHARE DURING RECENT MARKET DISRUPTION
• Capitalizing on the opportunities in current markets
– Hiring the best available talent and increasing intellectual capital, including recent senior hires in the USA and Europe
– Recent hires have prior experience at:
Barclays Bear Stearns BNP Paribas
Credit Suisse Deutsche Bank DLJ
Goldman Sachs HSBC Jeffries
JP Morgan Lehman Brothers Merrill Lynch
Morgan Stanley Piper Jaffray
Rabobank UBS
– Developing new client relationships now possible due to market disruption
• Focusing on serving clients and investors
– Broadening product offerings across the fixed income spectrum
– Expanding geographic presence with a new office in Los Angeles and a larger office in
London

Capital Markets: Growth Opportunities
• Consolidation and cutbacks by competitors are resulting in market share gains for surviving firms
• Credit crisis upset traditional Wall Street relationships, reduced the importance of a large balance sheet, and left talented people and ideas as the primary competitive advantage
• Selectively hiring talented, senior Wall Street professionals, now available due to industry turmoil, in both USA and Europe
• Obtaining additional institutional investor client base
• Increasing revenue per account
• Continuing to add new product lines
• Growing advisory and new issue businesses
• Potential increased revenue if:
– Securitization grows again
Capabilities exist now to underwrite new transactions
Clients are active in secondary trading
– Credit Default Swaps (“CDS”) move to an exchange or other “open architecture”
WELL POSITIONED FOR LONG-TERM GROWTH

Asset Management: Market Opportunity
• Attractive economics of the alternative asset management model provide recurring management fees and profit participation through incentive fees
• Our two alternative investment funds, Brigadier (established 2Q06) and Deep Value (established
4Q08), have annualized life-to-date returns of 18.5% and 26.9%, respectively
• Increase market share through:
– Growing existing investment funds and separately managed accounts by capitalizing on superior performance
– Creating new investment funds within areas of our expertise
– Pursuing potential acquisitions and asset management contract roll-up to add to our existing platform
We believe a significant percentage of CLO managers have fewer than 5 funds
Small number of contracts is difficult to sustain on independent platform
SIGNIFICANT MARKET TO CAPTURE IN ASSET MANAGEMENT SEGMENT

Financial Summary: Statement of Operations – Cohen
• Riskless trading revenue in September 2009
was $4.6 million, or $54.7 million annualized
• Riskless trading revenue is projected to be
$42.5 million in 2009, up 86% from 2008
• Comp as a % of revenue in 2009 is projected to
be 65-70% during this period of significant
hiring of investment professionals in capital
markets
Pay for performance
Variable compensation structure
• Non-comp expenses as a % of revenue in 3Q09
was 18.5%, excluding merger-related costs and
depreciation & amortization
Efficient, scalable operations
Low fixed-cost structure
• Operating income in 3Q09 was $0.4 million
(including the negative impact of $4.1 million of
merger-related expenses, which include
retention bonuses)
• Operating loss in 1Q-3Q09 was negative $7.7
million (including the negative impact of $13.6
million of merger-related expenses, which
include retention bonuses)
(1)  Total operating expenses in accordance with Generally
Accepted Accounting Principals (GAAP) excluding compensation &
benefits and depreciation & amortization.
($000s)
4Q08 1Q09 2Q09 3Q09 YTD 2009
New issue 18 $          227 $     518 $     480 $    1,226 $
Asset management 15,825      9,299     7,614     6,871    23,784
Principal transactions & other (15,855)     (3,924)    2,620     6,311    5,008
Net trading 7,232        11,317   9,694     10,907   31,918
Total revenue 7,220        16,919   20,446   24,569   61,935
Compensation and benefits 13,527      13,146   12,480   14,858   40,483
% of Total Revenue 187% 78% 61% 60% 65%
Retention bonus -           4,293     4,177     3,904    12,374
Non-comp operating expenses
(1)
8,473        5,164     4,959     4,768    14,891
Depreciation & amortization 1,005        654        635        630       1,919
Operating income (loss) (15,785)     (6,337)    (1,805)    410       (7,731)
% of Total Revenue -219% -37% -9% 2% -12%
Non-operating expenses (446)          1,080     1,126     817       3,023
Net inc attributable to Cohen Bros. (15,339) $  (7,417) $ (2,931) $ (407) $   (10,754)
% of Total Revenue 212% 44% 14% 2% 17%
YTD 2009

Financial Summary: Statement of Operations Charts – Cohen
Net Revenue ($ in 000s)
$0
$5,000
$10,000
$15,000
$20,000
$25,000
4Q08 1Q09 2Q09 3Q09
Operating Income (Loss) ($ in 000s)
($16,000)
($14,000)
($12,000)
($10,000)
($8,000)
($6,000)
($4,000)
($2,000)
$0
$2,000
4Q08 1Q09 2Q09 3Q09
Net Income (Loss) ($ in 000s)
($16,000)
($14,000)
($12,000)
($10,000)
($8,000)
($6,000)
($4,000)
($2,000)
$0
4Q08 1Q09 2Q09 3Q09
Non-Comp Operating Expenses ($ in 000s)
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
$8,000
$9,000
4Q08 1Q09 2Q09 3Q09

Financial Summary: Balance Sheet – Cohen
• AFN will add approximately:
– $86.5 million of cash
– $76.8 million of par value recourse
indebtedness
• Combined company will have substantial cash
• Combined company will have the following maturities
on recourse debt obligations:
– $25.0 million matures in 2011
– $38.0 million matures in 2012
– $20.0 million matures in 2035
– $28.1 million matures in 2037
• Management contract rights continue to be valuable
off-balance sheet assets
– Structured Investment Product AUM = $16.0
billion
– Investment Fund & Separate Account NAV =
$453 million
– Permanent Capital Vehicle NAV = $255
million
Cohen
($000s) 9/30/09
Cash and cash equivalents 14,639 $
Receivables 3,845
Due from broker 6,616
Investments - trading 15,297
Other investments, at fair value 42,220
Goodwill & other intangible assets 9,479
Other assets 14,068
Total Assets 106,162 $
Accounts payable 6,696 $
Accrued compensation 10,803
Due to broker 11,068
Senior Debt 24,950
Sub Debt Owed to Members 9,229
Other liabilities 5,143
Total Liabilities 67,889
Equity 38,273
Total Liabilities & Equity 106,162 $

Financial Summary: Peer Group Market Statistics
($ in millions, except revenue per employee)
Cohen
Stand-Alone BPSG FBCM KBW OPY
Market Capitalization (1) 74.0 $           798.7 $         410.0 $         831.4 $         361.5 $
Total Capitalization (2) 108.2 $         824.3 $         410.0 $         831.4 $         601.6 $
Tangible Net Worth (3) 28.8 $           188.5 $         287.1 $         443.0 $         264.2 $
3Q09 Annualized Revenue (4) 98.3 $           389.3 $         285.8 $         490.6 $         1,048.3 $
3Q09 Annualized Operating Income (5) (6) 18.2 $           76.3 $           (27.8) $          86.6 $           75.6 $
Employees 121               318               569               529               3,500
Market Cap / Tangible Net Worth 2.6 x 4.2 x 1.4 x 1.9 x 1.4 x
Total Capitalization / Tangible Net Worth 3.8 x 4.4 x 1.4 x 1.9 x 2.3 x
Total Capitalization / 3Q09 Annualized Operating Income 6.0 x 10.8 x -14.7 x 9.6 x 8.0 x
Annualized Revenue Per Employee 815,585 $      1,224,201 $   502,656 $      927,327 $      299,505 $
(2) Total Capitalization is calculated as Market Capitalization plus 3Q09 GAAP debt plus preferred stock.
Sources: All financial information of peers is based on 3Q09 earnings releases or prior SEC filings.
(1) Market Capitalization is calculated based on trading prices as of 11/9/09 and, in the case of Cohen, estimated using AFN market cap divided by 0.385 and multiplied by 0.615, in accordance with merger transaction terms.
(6) 3Q09 Annualized Operating Income for Cohen is calculated as 3Q09 GAAP operating income plus 3Q09 merger-related expenses including retention bonuses, all multiplied by four.
(3) Tangible Net Worth is calculated as 3Q09 GAAP equity minus 3Q09 GAAP intangible assets minus 3Q09 GAAP goodwill.
(4) 3Q09 Annualized Revenue is calculated as 3Q09 GAAP revenue multiplied by four.
(5) 3Q09 Annualized Operating Income for peers is calculated as 3Q09 GAAP operating income multiplied by four.